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                               July 13, 2023

       Justin Ferrero
       Chief Financial Officer
       Sharecare, Inc.
       255 East Paces Ferry Road NE, Suite 700
       Atlanta, Georgia 30305

                                                        Re: Sharecare, Inc.
                                                            Form 10-K filed
March 31, 2023
                                                            File No. 001-39535

       Dear Justin Ferrero:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Non-GAAP Financial Measures, page 52

   1. We note your presentation of Adjusted EBITDA, Adjusted Net Loss and Adjusted EPS
                                                        and have the following
comments:
                                                            Please tell us and
expand your disclosures to identify the nature of the contracts exited and the
nature of the costs incurred to exit such contracts;
                                                            You indicate that
your non-operating, non-recurring costs primarily represent the settlement of legal
obligations, new business opportunities and lease
                                                            terminations.
Describe the legal obligations, new business opportunities and the nature of the
leases that were terminated. For each period presented, please tell us and expand your
disclosures to (i) quantify the costs related to each of these categories, (ii)
address the nature of the costs underlying these categories, and (iii)
                                                            quantify the
material cost components underlying these categories;
                                                            You indicate that
your reorganizational and severance costs primarily relate to globalizing a
portion of the workforce and severance. Separately quantify the costs
 Justin Ferrero
Sharecare, Inc.
July 13, 2023
Page 2
              incurred to globalize the workforce and the severance costs. Tell us and expand your disclosures to identify the nature of the costs underlying both categories and quantify material components; and
             Tell us and expand your disclosures to identify the nature of the acquisition-related costs incurred and quantify the material underlying components for each period presented. Please explain why you had acquisition-related costs in 2022.
         For each material cost identified in the above bullets, please tell us what consideration you gave to Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure
         Interpretations, as updated December 13, 2022, in determining it was appropriate to exclude these costs from your non-GAAP measures.



2. We noted little to no discussion of the costs associated with exiting contracts, settlement of legal obligations, costs associated with new business opportunities, lease terminations, reorganizational or severance costs related to globalizing a portion of the workforce and severance within Management's Discussion and Analysis. Please explain what expense line items these adjustments relate to and tell us how you will revise future discussions to address the material costs incurred in each period presented.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at
202-551-
3355 with any questions.



                                                               Sincerely,
FirstName LastNameJustin Ferrero
                                                               Division of
Corporation Finance
Comapany NameSharecare, Inc.
                                                               Office of
Industrial Applications and
July 13, 2023 Page 2                                           Services
FirstName LastName